Exhibit 17.2

July 31, 2022

Via email

Mr. Whitney Haring-Smith

CEO

Anzu Special Acquisition Corp I

whs@anzuspac.com

Peter Ganz

General Counsel

Anzu Special Acquisition Corp 1

pig@anzuspac.com

Whitney and Peter,

I am resigning eﬀective immediately as Chairman of the Board and as a director of Anzu Special Acquisition Corp I (the “Company”).

As you will appreciate, I am not waiving any of my rights with respect to the company or its aﬃliates, including rights as a former director and oﬃcer of the Company related to indemnification, advancement of legal fees and directors’ and oﬃcers’ insurance, and rights related to sponsor shares, my investment in At-Risk Capital or other securities of the Company or its aﬃliates.

Please reach out to me if I may be of any assistance in the transition.

Sincerely,

William Wulfsohn

williamwulfsohn@gmail.com

412-418-8872

Cc:

Joseph Allerhand, Allerhand & Odoner, LLP

Ellen Odoner, Allerhand & Odoner, LLP

Mitchell Presser, Morrison & Forster, LLP